Exhibit 99.2

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XPeng Inc.

小鵬汽車有限公 司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9868)

SUPPLEMENTAL PROXY STATEMENT AND CIRCULAR FOR 2021 FIRST EGM

We refer to the proxy statement of the extraordinary general meeting (the “EGM”) of XPeng Inc. (the “Company” or “we”) dated October 22, 2021 (the “Circular”), which provides, among other things, additional information of the matters to be considered at the EGM. The purpose of this supplemental proxy statement is to provide information on the additional resolutions to be considered at the EGM to enable you to make an informed decision on voting for or against the resolutions at the EGM. This supplemental proxy statement should be read in conjunction with the Circular. Unless the context otherwise requires, capitalized terms used herein shall have the same meanings as defined in the Circular.

Other information contained in the Circular remains unchanged.

This supplemental proxy statement also serves as a supplemental circular to holders of Class A ordinary shares and Class B ordinary shares of the Company pursuant to Rule 13.73 of the Hong Kong Listing Rules. This supplemental proxy statement is also available for viewing on the Company’s website at https://www.xiaopeng.com.

By order of the Board XPeng Inc. Xiaopeng He Chairman

Hong Kong, Wednesday, November 24, 2021

As at the date of this document, the board of directors of the Company comprises Mr. Xiaopeng He and Mr. Heng Xia as executive Directors, Mr. Jun Chen, Mr. Qin Liu, Mr. Ji-Xun Foo and Mr. Fei Yang as non-executive Directors, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive Directors.

*	For identification purpose only

XPENG INC.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: XPEV, HKEx Stock Code: 9868)

PROPOSAL 3

PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES

In order to give the Company the flexibility to issue Class A ordinary shares if and when appropriate, without needing to convene a general meeting for each and every share issuance, an ordinary resolution will be proposed at the EGM to approve the granting of a general mandate to the Directors to allot, issue or deal with additional Class A ordinary shares not exceeding 20% of the total number of issued shares of the Company as at the date of passing of such resolution (the “Issuance Mandate”).

As at November 18, 2021 (the “Supplemental Latest Practicable Date”, being the latest practicable date prior to the printing of this supplemental proxy statement for ascertaining certain information in this supplemental proxy statement), the issued share capital of the Company comprised 1,301,635,790 Class A ordinary shares and 409,846,136 Class B ordinary shares. Subject to the passing of the ordinary resolution 3 and on the basis that no further shares of the Company are issued or repurchased after the Supplemental Latest Practicable Date and up to the date of the EGM, the Company will be allowed to issue a maximum of 342,296,385 Class A ordinary shares. The Directors wish to state that they have no immediate plans to issue any new shares pursuant to the Issuance Mandate.

The Board of Directors recommends that shareholders vote FOR the resolution in relation to the grant of general mandate to issue shares.

PROPOSAL 4

PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES

In order to give the Company the flexibility to repurchase shares if and when appropriate, without needing to convene a general meeting for each and every share repurchase, an ordinary resolution will be proposed at the EGM to approve the granting of a new general mandate to the Directors to exercise the powers of the Company to repurchase shares representing up to 10% of the total number of issued shares as at the date of passing of such resolution (the “Repurchase Mandate”).

As at the Supplemental Latest Practicable Date, the issued share capital of the Company comprised 1,301,635,790 Class A ordinary shares and 409,846,136 Class B ordinary shares. Subject to the passing of the ordinary resolution 4 and on the basis that no further shares of the Company are issued or repurchased after the Supplemental Latest Practicable Date and up to the date of the EGM, the Company will be allowed to repurchase a maximum of 171,148,192 Class A ordinary shares. The Directors wish to state that they have no immediate plans to repurchase any new shares pursuant to the Repurchase Mandate.

An explanatory statement required by the Hong Kong Listing Rules to be sent to the shareholders of the Company in connection with the Repurchase Mandate is set out in Appendix A to this supplemental proxy statement. This explanatory statement contains all information reasonably necessary to enable the shareholders of the Company to make an informed decision on whether to vote for or against the relevant resolution at the EGM.

The Board of Directors recommends that shareholders vote FOR the resolution in relation to the grant of general mandate to repurchase shares.

PROPOSAL 5

PROPOSED GRANT OF EXTENSION MANDATE TO ISSUE SHARES

In addition, subject to a separate approval of the ordinary resolution 5, the number of shares purchased by the Company under ordinary resolution 4 will also be added to extend the Issuance Mandate as mentioned in ordinary resolution 3 provided that such additional number shall represent up to 10% of the total number of issued shares as at the date of passing the resolutions in relation to the Issuance Mandate and Repurchase Mandate (the “Extension Mandate”).

The Issuance Mandate (including the Extension Mandate) and the Repurchase Mandate, if granted, shall continue to be in force during the period from the date of passing of the resolutions for the approval of the Issuance Mandate (including the Extension Mandate) and the Repurchase Mandate up to (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required to be held by the articles of association of the Company or any applicable laws; or (iii) the date on which the authority set out in the Issuance Mandate (including the Extension Mandate) or the Repurchase Mandate (as the case may be) is revoked or varied by an ordinary resolution of the shareholders in general meeting, whichever occurs first.

The Board of Directors recommends that shareholders vote FOR the resolution in relation to the grant of extension mandate to issue shares.

By order of the Board XPeng Inc. Xiaopeng He Chairman

Hong Kong, Wednesday, November 24, 2021

APPENDIX A

EXPLANATORY STATEMENT OF THE REPURCHASE MANDATE

The following is an explanatory statement required by the Hong Kong Listing Rules to be sent to the shareholders of the Company to enable them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the EGM in relation to the granting of the Repurchase Mandate.

1. REASONS FOR REPURCHASE OF SHARES

The Directors believe that the granting of the Repurchase Mandate is in the interests of the Company and the shareholders of the Company as a whole.

Repurchases of shares may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per share and/or earnings per share. The Directors are seeking the granting of the Repurchase Mandate to give the Company the flexibility to do so if and when appropriate. The number of shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time, having regard to the circumstances then pertaining.

The Directors have no present intention to cause the Company to repurchase any shares and they would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and the shareholders of the Company as a whole.

2. SHARE CAPITAL

As at the Supplemental Latest Practicable Date, the issued share capital of the Company comprised 1,711,481,926 shares, out of which 1,301,635,790 were Class A ordinary shares and 409,846,136 were Class B ordinary shares. Subject to the passing of the ordinary resolution set out in item 4 of the supplemental notice of the EGM in respect of the granting of the Repurchase Mandate and on the basis that the issued share capital of the Company remains unchanged as at the date of the EGM, i.e. being 1,711,481,926 shares, the Directors would be authorized under the Repurchase Mandate to repurchase, during the period in which the Repurchase Mandate remains in force, up to a maximum of 171,148,192 shares, representing 10% of the total number of issued shares of the Company in issue as at the date of the EGM.

3. FUNDING OF REPURCHASES

Repurchases of shares will be funded from the Company’s internal resources, which shall be funds legally available for such purpose in accordance with the articles of association of the Company in effect from time to time, the Hong Kong Listing Rules, the applicable laws of the Cayman Islands and/or any other applicable laws, as the case may be.

4. IMPACT OF REPURCHASES

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the prospectus of the Company for the year ended December 31, 2020 and for the three months ended March 31, 2021) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period.

The Directors do not intend to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which, in the opinion of the Directors, are from time to time appropriate for the Company.

5. TAKEOVERS CODE

If, on the exercise of the power to repurchase shares pursuant to the Repurchase Mandate, a shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a shareholder or a group of shareholders acting in concert (as defined under the Takeovers Code) could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Supplemental Latest Practicable Date, to the best knowledge and belief of the Directors, the WVR Beneficiaries were Mr. Xiaopeng He (“Mr. He”) and Mr. Heng Xia (“Mr. Xia”). Mr. He beneficially owned 348,708,257 Class B ordinary shares and Mr. Xia beneficially owned 12,580 Class A ordinary shares and 61,137,879 Class B ordinary shares, representing approximately 75.9% of the voting rights in the Company. Pursuant to Rule 8A.15 of the Hong Kong Listing Rules, in the event that the Directors exercise the Repurchase Mandate, the WVR Beneficiaries must reduce their weighted voting rights in the Company proportionately through conversion of a proportion of their shareholdings into Class A ordinary shares, if the reduction in the number of shares in issue would otherwise result in an increase in the proportion of Class B ordinary shares. As such, to the best knowledge and belief of the Directors, the exercise of the Repurchase Mandate is not expected to give rise to an obligation of Mr. He and Mr. Xia to make a mandatory offer under the Takeovers Code. The Directors have no present intention to repurchase the shares to the extent that will trigger the obligations under the Takeovers Code to make a mandatory offer. The Directors are not aware of any other consequences which may arise under the Takeovers Code as a result of any purchase by the Company of its shares.

In addition, the Directors do not propose to repurchase shares which would result in less than the relevant prescribed minimum percentage of shares in public hands as required by the Hong Kong Stock Exchange.

6. GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective close associates (as defined in the Hong Kong Listing Rules) have any present intention to sell any shares to the Company in the event that the granting of the Repurchase Mandate is approved by the shareholders of the Company.

The Company has not been notified by any core connected persons (as defined in the Hong Kong Listing Rules) of the Company that they have a present intention to sell any shares to the Company, or that they have undertaken not to sell any shares held by them to the Company in the event that the granting of the Repurchase Mandate is approved by the shareholders of the Company.

The Directors have undertaken to the Hong Kong Stock Exchange to exercise the power of the Company to make repurchases of shares pursuant to the Repurchase Mandate in accordance with the Hong Kong Listing Rules and the applicable laws of the Cayman Islands.

7. MARKET PRICES OF SHARES

As the Company has been listed on the Hong Kong Stock Exchange for less than 12 months, the highest and lowest prices per share at which the Class A ordinary shares have been traded on the Hong Kong Stock Exchange since their listing on the Hong Kong Stock Exchange (the “Listing”) up to and including the Supplemental Latest Practicable Date were as follows:

Month	Price per share
2021	Highest	Lowest
	HK$	HK$
July (since the date of Listing)	172.4	131.2
August	176.7	140.0
September	164.6	133.7
October	197.6	131.0
November (up to and including the Supplemental Latest Practicable Date)	199.1	168.4

8. REPURCHASES OF SHARES MADE BY THE COMPANY

The Company has been listed on the Hong Kong Stock Exchange for less than six months. During the period starting on the date of the Listing and up to the Supplemental Latest Practicable Date, the Company has not repurchased any Class A ordinary shares on the Hong Kong Stock Exchange.